Exhibit 99.1

Central GoldTrust

Tuesday February 11, 2014

Central GoldTrust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) NYSE MKT – GTU (U.S.$)) has today released selected financial information in U.S. dollars relating to net assets and financial results for the year ended December 31, 2013.

CENTRAL GOLDTRUST

STATEMENTS OF NET ASSETS

(expressed in U.S. dollars, unaudited)

	As at December 31,
	2013	2012
Net assets:
Gold bullion at market	$846,639,378	1,172,540,928
Cash and short-term deposits	13,854,297	17,570,380
Prepaid expenses and other	114,997	114,559
	860,608,672	1,190,225,867
Accrued liabilities	(485,491)	(651,608)
Net assets representing Unitholders’ equity	$860,123,181	1,189,574,259
Represented by: Capital
Units issued 19,299,000	$744,870,733	744,870,733
Retained earnings inclusive of
unrealized appreciation of holdings	115,252,448	444,703,526
	$860,123,181	1,189,574,259

Net asset value per Unit	$44.57	61.64
Exchange rate: U.S. $1.00 = Cdn.	$1.0636	0.9949
Net asset value per Unit
expressed in Canadian dollars	$47.40	61.32

The change in net assets as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets decreased by $329.5 million, or 27.7%, during the year to a total of $860.1 million. The decrease in net assets was primarily attributable to the 27.8% decrease in the market price of gold during the year which decreased the unrealized appreciation of holdings by $325.9 million.

During fiscal 2013, the net asset value per Unit, as reported in U.S. dollars, decreased by 27.7% from $61.64 to $44.57. The net asset value per Unit, as reported in Canadian dollars, while subject to the same factors described above, decreased by a lesser rate of 22.7%, from $61.32 to $47.40, primarily due to a 6.9% increase in the value of the U.S. dollar relative to the Canadian dollar.

CENTRAL GOLDTRUST

STATEMENTS OF INCOME (LOSS)

(expressed in U.S. dollars, unaudited)

	Years ended December 31,
	2013	2012	2011
Income (loss):
Interest	$44,481	59,567	43,223
Change in unrealized appreciation of holdings	(325,949,010)	63,084,973	84,634,464
Total income (loss)	(325,904,529)	63,144,540	84,677,687
Expenses:
Administration fees	1,944,026	2,290,809	1,953,797
Safekeeping fees and bank charges	1,097,959	1,238,188	1,053,294
Trustees’ fees and expenses	157,085	141,268	108,178
Auditors’ fees	101,727	113,926	115,375
Regulatory filing fees	71,766	64,472	48,417
Stock exchange fees	56,005	58,114	59,324
Legal fees	47,475	70,295	68,340
Unitholder information	45,904	52,664	45,599
Registrar and transfer agent fees	24,346	25,440	28,734
Miscellaneous	256	237	937
Total expenses	3,546,549	4,055,413	3,481,995
Net income (loss) inclusive of the change in unrealized appreciation
of holdings	$(329,451,078)	59,089,127	81,195,692
Net income (loss) per Unit	$(17.07)	3.06	4.76

Net loss, inclusive of the change in unrealized appreciation of holdings, was $329.5 million for the 2013 fiscal year compared to net income of $59.1 million for the 2012 fiscal year. Virtually all of this decrease was a result of the change in unrealized appreciation of holdings which resulted from a lower price of gold during the year as compared to the prior year.

The decrease in net assets during the year had an impact on several expense categories that are a function of net asset levels. Administration fees, which are calculated monthly based on the total net assets at each month-end, decreased during the year as a direct result of the lower level of net assets. Similarly, safekeeping fees, stock exchange fees and some other expenses decreased, reflecting the decreased net assets under administration during the year.

Primarily as a result of the reduction in net assets during the year, expenses as a percentage of the average of the month-end net assets for the 2013 fiscal year increased to 0.36% compared to 0.34% in 2012.

The Trustees are pleased to announce the appointment of Jason A. Schwandt as a Trustee and J.  C. Stefan Spicer as Chairman upon the retirement of Philip M. Spicer on February 10, 2014.

Central GoldTrust is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At December 31, 2013, the Units of Central GoldTrust were 98.4% invested in unencumbered, allocated, segregated gold bullion. Units may be purchased or sold on The Toronto Stock Exchange and the NYSE MKT.

For further information, contact J.C. Stefan Spicer, President & CEO;

Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).